SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 11)


                           M & F Worldwide Corp.
                       ------------------------------
                              (Name of issuer)


                   Common Stock, par value $.01 per share
             --------------------------------------------------
                       (Title of class of securities)


                                 552541104
                  ----------------------------------------
                               (CUSIP number)


                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
           -----------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                               April 19, 2001
                              ----------------
                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             Page 1 of 11 Pages
                          Exhibit Index on Page 11




CUSIP No. 552541104              13D                 Page   2   of  15  Pages

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               0
        OWNED BY            --------------------------------------------------
          EACH              8    SHARED VOTING POWER
       REPORTING
         PERSON                  8,148,800
          WITH              --------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 0
                            --------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 8,148,800
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,148,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104                13D               Page   3   of  15  Pages


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Holdings Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF              7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  0
        OWNED BY              ------------------------------------------------
          EACH                8     SHARED VOTING POWER
       REPORTING
         PERSON                     6,648,800
          WITH                ------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    0
                              ------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    6,648,800
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.2%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104               13D              Page   4   of  15  Pages


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Group Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY             -------------------------------------------------
          EACH               8     SHARED VOTING POWER
       REPORTING
         PERSON                    6,648,800
          WITH               -------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   6,648,800
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.2%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104            13D                   Page   5   of  15  Pages


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            PX Holding Corporation
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY             -------------------------------------------------
          EACH               8     SHARED VOTING POWER
       REPORTING
         PERSON                    1,500,000
          WITH               -------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             -------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   1,500,000
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



               This statement amends and supplements the Statement on
Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000 and Amendment No. 10 thereto dated November 9, 2000 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group, Inc., a Delaware Corporation ("Mafco Consolidated"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation ("Mafco Consolidated Holdings"), and PX Holding Corporation, a Delaware corporation("PX Holding"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock") of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.   Identity and Background.

Item 2(a) is hereby amended and restated as follows:

         (a) This statement is being filed by Mafco Holdings, Mafco Consolidated, Mafco Consolidated Holdings and PX Holding, a direct wholly owned subsidiary of Mafco Holdings.

         A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors and executive officers of each of Mafco Holdings, Mafco Consolidated, Mafco Consolidated Holdings and PX Holding, is attached hereto.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following at the end thereof:

         On April 19, 2001 (the "Closing Date"), PX Holding and the Company entered into a stock purchase agreement (the "Stock Purchase Agreement"), pursuant to which PX Holding sold 7,320,225 shares of common stock (the "Shares"), par value $.01 per share, of Panavision Inc. ("Panavision")to the Company for an aggregate consideration consisting of (i) 1,500,000 shares of Common Stock issued from the Company's treasury, (ii) 6,182,153 shares of preferred stock of the Company, having a liquidation preference of $6.50 per share and one vote per share (the "Preferred Stock"), and
(iii) $80,000,000 in cash. The Preferred Stock was created pursuant to a certificate of designations (the "Certificate of Designations") filed by the Company with the Secretary of State of the State of Delaware on the Closing Date.

         A copy of the Stock Purchase Agreement is attached hereto as
Exhibit 10 and a copy of the Certificate of Designations is attached hereto as Exhibit 11. The description of the Stock Purchase Agreement and the Certificate of Designations are qualified in their entirety by reference to the Stock Purchase Agreement and the Certificate of Designations.

         In addition, the following agreements were entered into in connection with the execution of the Stock Purchase Agreement:

         (i) PX Holding and the Company entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of the Closing Date, pursuant to which PX Holding will receive registration rights with regard to its shares of the Common Stock and Preferred Stock issued pursuant to the Stock Purchase Agreement;

         (ii) Panavision, PX Holding and the Company entered into a registration rights transfer agreement (the "Registration Rights Transfer Agreement"), dated as of the Closing Date, confirming that upon acquisition of the Shares, the Company or its designated affiliate, PVI Acquisition Corp., will become a "Holder" under the Registration Rights Agreement dated as of June 5, 1998, between Panavision and PX Holding, and that all Shares will become "Registrable Securities" under such agreement;

         (iii) Ronald O. Perelman, the sole shareholder of Mafco Holdings, and the Company entered into a letter agreement (the "Letter Agreement") pursuant to which Mr. Perelman agreed to provide such financial support to the Company as may be required in connection with payments of interest and principal or a refinancing of Panavision's Credit Agreement and 9 5/8% Senior Subordinated Discount Notes Due 2006, such financial support to be in exchange for newly issued subordinated debt or shares of the Preferred Stock of the Company.

         (iv) Mafco Holdings and the Company entered into a letter agreement (the "Mafco Letter Agree ment"), dated as of the Closing Date, pursuant to which Mafco Holdings, or corporations under its control, will make available to the Com pany, as required from time to time in order for the Company to fulfill its obligations under the M & F Worldwide Letter (as defined below), an aggregate amount equal to $10,000,000 in exchange for newly issued subordinated debt or shares of the Preferred Stock of the Company; and

         (v) The Company delivered to Panavision a letter (the "M & F Worldwide Letter"), dated as of the Closing Date, pursuant to which the Company, or one of its wholly owned subsidiaries, will make available to Panavision, as required from time to time by Panavision to make payments of principal or interest under its credit facility or senior subordinated notes, but in any event no later than December 31, 2001, an aggregate amount equal to $10,000,000 (the Investment Contribution Amount") in exchange for subordinated debt, common stock or voting preferred stock of Panavision. The payment of all or any portion of the Investment Contribution Amount by the Company is conditioned upon the Company having previously received an equivalent cash disbursement from Mafco Holdings pursuant to the Mafco Letter Agreement.

         A copy of the Registration Rights Agreement is attached hereto as
Exhibit 12, a copy of the Registration Rights Transfer Agreement is attached hereto as Exhibit 13, a copy of the Letter Agreement is attached hereto as Exhibit 14 a copy of the Mafco Letter Agreement is attached hereto as Exhibit 15 and a copy of the M & F Worldwide Letter is attached hereto as Exhibit 16. The description of the Registration Rights Agreement, Registration Rights Transfer Agreement, Tax Sharing Agreement, Letter Agreement, Mafco Letter Agreement and M & F Worldwide Letter are qualified in their entirety by reference to the Registration Rights Agreement, Registration Rights Transfer Agreement, Letter Agreement, Mafco Letter Agreement and M & F Worldwide Letter.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         (a)-(b) As of April 19, 2001, based upon information provided by the Company, there were 20,621,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated beneficially owns 6,648,800 shares of Common Stock, representing approximately 32.2% of the Common Stock outstanding. Mafco Consolidated Holdings may be deemed to share beneficial ownership of such 6,648,800 shares of Common Stock, by virtue of its ownership of 100% of the common stock of Mafco Consolidated. PX Holding beneficially owns 1,500,000 shares of Common Stock, representing approximately 7.3% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 6,648,800 shares of Common Stock beneficially owned by Mafco Consolidated and the 1,500,000 shares of Common Stock beneficially owned by PX Holding (an aggregate of 8,148,800 shares of Common Stock, representing approximately 39.5% of the Common Stock outstanding), by virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:


         Exhibit 10 Stock Purchase Agreement, dated as of April 19, 2001, by and between PX Holding Corporation and M & F Worldwide Corp.

         Exhibit 11 Certificate of Designations, Powers, Preferences and Rights of Series B Non-Cumulative
                                   Perpetual Participating
                                   Preferred Stock of M & F
                                   Worldwide Corp.

         Exhibit 12                Registration Rights Agreement,
                                   dated as of April 19, 2001, by
                                   and between PX Holding
                                   Corporation and M & F Worldwide
                                   Corp.

         Exhibit 13                Registration Rights Transfer
                                   Agreement, dated as of April
                                   19, 2001, by and among PX
                                   Holding Corporation, Panavision
                                   Inc. and M & F Worldwide Corp.

         Exhibit 14                Letter Agreement, dated as of
                                   April 19, 2001, by and between
                                   Ronald O. Perelman and M & F
                                   Worldwide Corp.

         Exhibit 15                Mafco Letter Agreement, dated
                                   as of April 19, 2001, by and
                                   between Mafco Holdings Inc. and
                                   M & F Worldwide Corp.

         Exhibit 16                M & F Worldwide Letter, dated
                                   as of April 19, 2001, delivered
                                   by M & F Worldwide Corp. to
                                   Panavision Inc.



                                 SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 20, 2001


                                            MAFCO HOLDINGS INC.
                                            MAFCO CONSOLIDATED HOLDINGS INC.
                                            MAFCO CONSOLIDATED GROUP INC.
                                            PX HOLDING CORPORATION


                                            By:/s/ Glenn P. Dickes
                                               -----------------------------
                                               Glenn P. Dickes
                                               Secretary



                                 SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
         OF MAFCO HOLDINGS INC., MAFCO CONSOLIDATED HOLDINGS INC.,
          MAFCO CONSOLIDATED GROUP INC. AND PX HOLDING CORPORATION


         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., Mafco Consolidated Holdings Inc., Mafco Consolidated Group Inc. and PX Holding Corporation is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.


                            MAFCO HOLDINGS INC.


Name and Position
(if different from
Principal Occupation                 Present Principal Occupation or
or Employment)                       Employment and Address
--------------                       ----------------------

Ronald O. Perelman                   Director, Chairman and
                                     Chief Executive Officer of
                                     Mafco Holdings Inc.

Donald G. Drapkin                    Director and Vice Chairman of
                                     Mafco Holdings Inc.

Howard Gittis                        Director and Vice Chairman
                                     of Mafco Holdings Inc.

Barry F. Schwartz                    Executive Vice President and
                                     General Counsel of Mafco
                                     Holdings Inc.

Todd J. Slotkin                      Executive Vice President and
                                     Chief Financial Officer of
                                     Mafco Holdings Inc.


                      MAFCO CONSOLIDATED HOLDINGS INC.


Name and Position
(if different from                   Present Principal Occupation or
Principal Employment)                Employment and Address
---------------------                ----------------------

Ronald O. Perelman                   Director, Chairman and
Director, Chairman                   Chief Executive Officer of
and Chief Executive Officer          Mafco Holdings Inc.

Howard Gittis                        Director and Vice Chairman
Director and Vice Chairman           of Mafco Holdings Inc.

Barry F. Schwartz                    Executive Vice President and
Executive Vice President             General Counsel of Mafco
and General Counsel                  Holdings Inc.

Todd J. Slotkin                      Executive Vice President
Executive Vice President             and Chief Financial Officer
and Chief Financial                  of Mafco Holdings Inc.
Officer




                       MAFCO CONSOLIDATED GROUP INC.


Name and Position
(if different from
Principal Occupation                 Present Principal Occupation or
or Employment)                       Employment and Address
--------------                       ----------------------

Ronald O. Perelman                   Chairman and Chief Executive
Director and Chairman                Officer of Mafco Holdings Inc.

Howard Gittis                        Vice Chairman of Mafco Holdings
Director and Vice Chairman           Inc.

Barry F. Schwartz                    Executive Vice President and
Executive Vice President             General Counsel of Mafco
and General Counsel                  Holdings Inc.

Todd J. Slotkin                      Executive Vice President and
Executive Vice President             Chief Financial Officer of
and Chief Financial                  Mafco Holdings Inc.
Officer



                           PX HOLDING CORPORATION


Name and Position
(if different from                   Present Principal Occupation or
Principal Employment)                Employment and Address
---------------------                ----------------------

Ronald O. Perelman                   Director, Chairman and
Director, Chairman                   Chief Executive Officer of
and Chief Executive Officer          Mafco Holdings Inc.

Howard Gittis                        Director and Vice Chairman
Director and Vice Chairman           of Mafco Holdings Inc.

Barry F. Schwartz                    Executive Vice President and
Executive Vice President             General Counsel of Mafco
and General Counsel                  Holdings Inc.

Todd J. Slotkin                      Executive Vice President
Executive Vice President             and Chief Financial Officer
and Chief Financial                  of Mafco Holdings Inc.
Officer




                               EXHIBIT INDEX



Exhibit

10                          Stock Purchase Agreement, dated as of April
                            19, 2001, by and between PX Holding
                            Corporation and M & F Worldwide Corp.

11 Certificate of Designations, Powers, Preferences and Rights of Series B Non-Cumulative Perpetual Participating
                            Preferred Stock of M & F Worldwide Corp.

12                          Registration Rights Agreement, dated
                            as of April 19, 2001, by and between
                            PX Holding Corporation and M & F
                            Worldwide Corp.

13 Registration Rights Transfer Agreement, dated as of April 19, 2001, by and among PX Holding Corporation, Panavision Inc. and M & F Worldwide Corp.

14 Letter Agreement, dated as of April 19, 2001, by and between Ronald O. Perelman and M & F Worldwide Corp.

15 Mafco Letter Agreement, dated as of April 19, 2001, by and between Mafco Holdings Inc. and M & F Worldwide Corp.

16 M & F Worldwide Letter, dated as of April 19, 2001, delivered by M & F Worldwide Corp. to Panavision Inc.